File No. 812-15013

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

TORTOISE CAPITAL ADVISORS, L.L.C., TORTOISE ENERGY INFRASTRUCTURE CORPORATION, TORTOISE MIDSTREAM ENERGY FUND, INC., TORTOISE PIPELINE & ENERGY FUND, INC., TORTOISE ENERGY INDEPENDENCE FUND, INC., TORTOISE POWER AND ENERGY INFRASTRUCTURE FUND, INC., TORTOISE ESSENTIAL ASSETS INCOME TERM FUND, TORTOISE TAX-ADVANTAGED SOCIAL INFRASTRUCTURE FUND, INC., TORTOISE DIRECT OPPORTUNITIES FUND, LP, TORTOISE DIRECT OPPORTUNITIES FUND II, LP, TORTOISE DIRECT MUNICIPAL OPPORTUNITIES FUND, LP AND TORTOISE DIRECT SOCIAL INFRASTRUCTURE FUND II, LP

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT
OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED
BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d–l UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to:	Copies to:

Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, DC 20001 (202) 636-5543 (202) 636-5502 (fax)	Jeffrey S. Kruske, Esq. Tortoise Capital Advisors, L.L.C. 5100 W. 115th Place Leawood, KS 66211 (913) 981-1020

This document contains 27 pages (including exhibits), which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

TORTOISE CAPITAL ADVISORS, L.L.C.,
TORTOISE ENERGY INFRASTRUCTURE
CORPORATION, TORTOISE MIDSTREAM
ENERGY FUND, INC., TORTOISE PIPELINE &
ENERGY FUND, INC., TORTOISE ENERGY
INDEPENDENCE FUND, INC., TORTOISE
POWER AND ENERGY INFRASTRUCTURE
FUND, INC., TORTOISE ESSENTIAL ASSETS
INCOME TERM FUND, TORTOISE TAX-
ADVANTAGED SOCIAL INFRASTRUCTURE
FUND, INC., TORTOISE DIRECT
OPPORTUNITIES FUND, LP, TORTOISE DIRECT
OPPORTUNITIES FUND II, LP, TORTOISE
DIRECT MUNICIPAL OPPORTUNITIES FUND,
LP AND TORTOISE DIRECT SOCIAL
INFRASTRUCTURE FUND II, LP

5100 W. 115th Place
Leawood, KS 66211

File No. 812-15013

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Amendment No. 2 to the Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940.

I.	Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

●	Tortoise Energy Infrastructure Corporation (“Energy Infrastructure Corp.”),

●	Tortoise Midstream Energy Fund, Inc. (“Midstream Energy Fund”),

●	Tortoise Pipeline & Energy Fund, Inc. (“Pipeline Fund”),

●	Tortoise Energy Independence Fund, Inc. (“Independence Fund”),

●	Tortoise Power and Energy Infrastructure Fund, Inc. (“Power Fund”),

●	Tortoise Essential Assets Income Term Fund (“Income Fund”),

●	Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. (“Social Infrastructure Fund” and together with Energy Infrastructure Corp., Midstream Energy Fund, Pipeline Fund, Independence Fund, Power Fund, and Income Fund, the “Existing Regulated Funds”),

●	Tortoise Capital Advisors, L.L.C. (“Tortoise Advisors”), on behalf of itself and its successors,[1]

●	Tortoise Direct Opportunities Fund, LP (“DO Fund”),

●	Tortoise Direct Opportunities Fund II, LP (“DO Fund II”),

●	Tortoise Direct Municipal Opportunities Fund, LP (“Municipal Fund”)

●	Tortoise Direct Social Infrastructure Fund II, LP (“Municipal Fund II” and, together with DO Fund, DO Fund II and Municipal Fund, the “Existing Affiliated Funds” and together with the Existing Regulated Funds, the Existing Affiliated Funds and Tortoise Advisors, the “Applicants”).

[1]	The term “successor,” as applied to each Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds2 and/or one or more Affiliated Funds3 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly-Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

[2]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company (a “BDC”) (as defined below), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) Tortoise Advisors and (b) any future investment adviser that is controlled by Tortoise Advisors and is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	“Affiliated Fund” means the Existing Affiliated Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

[4]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

[5]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

[6]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	Background

A.	The Existing Regulated Funds

Energy Infrastructure Corp.

Energy Infrastructure Corp. was organized as a corporation under the General Corporate Laws of the State of Maryland on October 30, 2003 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and is registered under the 1940 Act. In connection with its initial public offering of common stock, on October 31, 2003, Energy Infrastructure Corp. filed a registration statement on Form N-2, as subsequently amended and supplemented. On October 31, 2003, Energy Infrastructure Corp. filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, Energy Infrastructure Corp. is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. On February 24, 2004, the Commission declared Energy Infrastructure Corp.’s registration statement on Form N-2 effective. Energy Infrastructure Corp.’s common stock is listed on the New York Stock Exchange under the symbol “TYG”. Energy Infrastructure Corp.’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

Energy Infrastructure Corp.’s Objectives and Strategies7 are to seek a high level of total return with an emphasis on current distributions primarily through investments in publicly traded master limited partnerships (“MLPs”) and their affiliates in the energy infrastructure sector. Investment decisions for Energy Infrastructure Corp. are made by Tortoise Advisors in accordance with the policies approved by the board of directors (the “Energy Infrastructure Corp. Board” and the boards of directors (including the Energy Infrastructure Corp. Board) of an Existing Regulated Fund or Future Regulated Fund, the “Boards” and each a “Board”, as applicable). The Energy Infrastructure Corp. Board is comprised of six directors, four of whom are not “interested persons” within the meaning of Section 2(a)(19) (the “Non-Interested Directors”). Each Board has, or will have, a committee that selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Energy Infrastructure Corp.

Midstream Energy Fund

Midstream Energy Fund was organized as a corporation under the General Corporate Laws of the State of Maryland on April 23, 2010 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and is registered under the 1940 Act. In connection with its initial public offering of common stock, on April 23, 2010, Midstream Energy Fund filed a registration statement on Form N-2, as subsequently amended and supplemented. On April 23, 2010, Midstream Energy Fund filed a registration statement on Form 8-A to register its common stock under the 1934 Act. Accordingly, Midstream Energy Fund is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. In addition, on July 27, 2010, the Commission declared Midstream Energy Fund’s registration statement on Form N-2 effective. Midstream Energy Fund’s common stock is listed on the New York Stock Exchange under the symbol “NTG.” Midstream Energy Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

Midstream Energy Fund’s Objectives and Strategies are to seek a high level of total return with an emphasis on current distributions primarily through investments in energy MLPs and their affiliates, with an emphasis on natural gas infrastructure MLPs. Investment decisions for Midstream Energy Fund are made by Tortoise Advisors in accordance with the policies approved by the board of directors (the “Midstream Energy Fund Board”). The Midstream Energy Fund Board is comprised of six directors, four of whom are Non-Interested Directors. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of Midstream Energy Fund.

[7]	“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the 1934 Act, and the Regulated Fund’s reports to shareholders.

Pipeline Fund

Pipeline Fund was organized as a corporation under the General Corporate Laws of the State of Maryland on July 19, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and is registered under the 1940 Act. In connection with its initial public offering of common stock, on July 21, 2011, Pipeline Fund filed a registration statement on Form N-2, as subsequently amended and supplemented. On July 20, 2011, Pipeline Fund filed a registration statement on Form 8-A to register its common stock under Section 12 of the 1934 Act. Accordingly, Pipeline Fund is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. On October 26, 2011, the Commission declared the Pipeline Fund’s registration statement on Form N-2 effective. Pipeline Fund’s common stock is listed on the New York Stock Exchange under the symbol “TTP”. Pipeline Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

Pipeline Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

Pipeline Fund’s Objectives and Strategies are to seek a high level of total return with an emphasis on current distributions primarily through investments in equity securities of North American pipeline companies that transport natural gas, natural gas liquids, crude oil and refined products, and other energy infrastructure companies. Investment decisions for Pipeline Fund are made by Tortoise Advisors in accordance with the policies approved by the board of directors (the “Pipeline Fund Board”). The Pipeline Fund Board is comprised of six directors, four of whom are Non-Interested Directors. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Pipeline Fund.

Independence Fund

Independence Fund was organized as a corporation under the General Corporate Laws of the State of Maryland on April 11, 2012 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and is registered under the 1940 Act. In connection with its initial public offering of common stock, on April 12, 2012, Independence Fund filed a registration statement on Form N-2, as subsequently amended and supplemented. On April 12, 2012, Independence Fund filed a registration statement on Form 8-A to register its common stock under Section 12 of the 1934 Act. Accordingly, Independence Fund is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. On July 26, 2012, the Commission declared Independence Fund’s registration statement on Form N-2 effective. Independence Fund’s common stock is listed on the New York Stock Exchange under the symbol “NDP”. Independence Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

Independence Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a RIC under the Code, and intends to continue to make such election in the future.

Independence Fund’s Objectives and Strategies are to seek a high level of total return with an emphasis on current distributions primarily through investments in North American energy companies that engage in the exploration and production of crude oil, condensate, natural gas and natural gas liquids that generally have a strong presence in North American oil and gas reservoirs, including shale, and, to a lesser extent, on companies that provide associated transportation, processing, storage, servicing and equipment. Investment decisions for Independence Fund are made by Tortoise Advisors in accordance with the policies approved by the board of directors (the “Independence Fund Board”). The Independence Fund Board is comprised of six directors, four of whom are Non-Interested Directors. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Independence Fund.

Power Fund

Power Fund was organized as a corporation under the General Corporate Laws of the State of Maryland on July 5, 2007 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and is registered under the 1940 Act. In connection with its initial public offering of common stock, on August 3, 2007, Power Fund filed a registration statement on Form N-2, as subsequently amended and supplemented. On August 1, 2007, Power Fund filed a registration statement on Form 8-A to register its common stock under Section 12 of the 1934 Act. Accordingly, Power Fund is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. In addition, on July 28, 2009, the Commission declared Power Fund’s registration statement on Form N-2 effective. Power Fund’s common stock is listed on the New York Stock Exchange under the symbol “TPZ”. Power Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

Power Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a RIC under the Code, and intends to continue to make such election in the future.

Power Fund’s Objectives and Strategies are to seek a high level of current income, with a secondary objective of capital appreciation primarily through investments in income-producing fixed income and equity securities issued by power and energy infrastructure companies. Investment decisions for Power Fund are made by Tortoise Advisors in accordance with the policies approved by the board of directors (the “Power Fund Board”). The Power Fund Board is comprised of six directors, four of whom are Non-Interested Directors. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Power Fund.

Income Fund

Income Fund was organized as a corporation under the General Corporate Laws of the State of Maryland on February 17, 2017 and converted to a Maryland statutory trust on July 19, 2018 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and is registered under the 1940 Act. In connection with its initial public offering of common stock, on April 24, 2017, Income Fund filed a registration statement on Form N-2. On April 24, 2017, Income Fund filed a registration statement on Form 8-A to register its common stock under Section 12 of the 1934 Act. Accordingly, Income Fund is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. Income Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

Income Fund has elected to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future.

Income Fund’s Objectives and Strategies are to seek a high level of total return with an emphasis on current distributions. Investment decisions for Income Fund are made by Tortoise Advisors in accordance with the policies approved by the board of directors (the “Income Fund Board”). The Income Fund Board is comprised of six directors, four of whom are Non-Interested Directors. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of Income Fund.

Social Infrastructure Fund

Social Infrastructure Fund was organized as a corporation under the General Corporate Laws of the State of Maryland on December 18, 2017 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and is registered under the 1940 Act. In connection with its initial public offering of common stock, on December 15, 2017, Social Infrastructure Fund filed a registration statement on Form N-2, as subsequently amended and supplemented. On December 15, 2017, Social Infrastructure Fund filed a registration statement on Form 8-A to register its common stock under Section 12 of the 1934 Act. Accordingly, Social Infrastructure Fund is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. In addition, on March 26, 2018, the Commission declared Social Infrastructure Fund’s registration statement on Form N-2 effective. Social Infrastructure Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

Social Infrastructure Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a RIC under the Code, and intends to continue to make such election in the future.

Social Infrastructure Fund’s Objectives and Strategies are to seek a high level of total return with an emphasis on tax-advantaged income primarily through investments in the social infrastructure sector. Investment decisions for Social Infrastructure Fund are made by the Tortoise Advisors in accordance with the policies approved by the board of directors (the “Social Infrastructure Fund Board”). The Social Infrastructure Fund Board is comprised of four directors, three of whom are Non-Interested Directors. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Social Infrastructure Fund.

B.	The Existing Affiliated Funds

DO Fund

DO Fund was formed as a Delaware limited partnership on May 20, 2016. Tortoise Advisors serves as the investment adviser to DO Fund. DO Fund’s investment objective and strategy is to generate total returns by pursuing investment opportunities that are expected to be comprised principally of private investments in public equities and other directly placed equity securities of North American energy companies, with a primary focus in the midstream energy sector. DO Fund’s investment objective and investment policies are similar to those of the Existing Regulated Funds. DO Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(7) of the 1940 Act, DO Fund is not registered under the 1940 Act.

DO Fund II

DO Fund II was formed as a Delaware limited partnership on August 9, 2017. Tortoise Advisors serves as the investment adviser to DO Fund II. DO Fund II’s investment objective and strategy is to generate total returns by pursuing investment opportunities that are expected to be comprised principally of private investments in public equities and other directly placed equity securities of North American energy companies, with a primary focus in the midstream energy sector. DO Fund II’s investment objective and investment policies are similar to those of the Existing Regulated Funds. DO Fund II’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(7) of the 1940 Act, DO Fund II is not registered under the 1940 Act.

Municipal Fund

Municipal Fund was formed as a Delaware limited partnership on May 20, 2016. Tortoise Advisors serves as the investment adviser to Municipal Fund. Municipal Fund has an investment objective and strategy that seeks to generate tax-exempt returns by pursuing investment opportunities expected to be comprised principally of direct origination municipal credit securities of issuers in essential social, health and/or public service sectors such as charter schools, student housing, healthcare facilities, infrastructure projects (e.g. electric energy, gas energy), and senior living and other housing, and to a lesser extent in non-direct origination municipal securities. Municipal Fund’s investment objective and investment policies are similar to those of the Existing Regulated Funds. Municipal Fund’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

In reliance on the exclusion from the definition of “investment company” provided by 3(c)(7) of the 1940 Act, Municipal Fund is not registered under the 1940 Act.

Municipal Fund II

Municipal Fund II was formed as a Delaware limited partnership on September 4, 2018. Tortoise Advisors serves as the investment adviser to Municipal Fund II. Municipal Fund II has an investment objective and strategy that seeks to generate tax-advantaged returns by pursuing investment opportunities expected to be comprised typically of direct origination securities of issuers in the social infrastructure sector. Municipal Fund II’s investment objective and investment policies are similar to those of the Existing Regulated Funds. Municipal Fund II’s principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

In reliance on the exclusion from the definition of “investment company” provided by 3(c)(7) of the 1940 Act, Municipal Fund II is not registered under the 1940 Act.

C.	The Adviser

Tortoise Advisors

Tortoise Advisors was organized as a limited liability company under the laws of the state of Delaware and is privately held. Tortoise Advisors is registered with the Commission pursuant to Section 203 of the Advisers Act.

Tortoise Advisors is wholly-owned by Tortoise Investments, LLC. Lovell Minnick Partners LLC (“Lovell Minnick”) owns a majority interest in Tortoise Investments, LLC (“Tortoise”). An entity formed by Lovell Minnick owned by certain private funds sponsored by Lovell Minnick and a group of institutional co-investors owns a controlling interest in Tortoise. Certain employees in the Tortoise complex also own interests in Tortoise.

Tortoise Advisors serves as investment adviser to Energy Infrastructure Corp., Midstream Energy Fund, Pipeline Fund, Independence Fund, Power Fund, Income Fund, DO Fund, and DO Fund II pursuant to respective investment advisory agreements. Pursuant to these investment advisory agreements, Tortoise Advisors reviews potential investments and determines whether such investment would be suitable for the particular fund. Tortoise Advisors’ principal place of business is 5100 W. 115th Place, Leawood, Kansas 66211.

III.	Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

●	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

●	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[8] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.9

Tortoise Advisors serves as the investment adviser to the Existing Regulated Funds and the Existing Affiliated Funds. An Adviser will be the investment adviser to each Future Regulated Fund and each Future Affiliated Fund. Tortoise Advisors may be deemed to control the Existing Regulated Funds and the Existing Affiliated Funds, respectively, and any other Adviser will be controlled by Tortoise Advisors and registered as an investment adviser under the Advisers Act. As a result, the Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.

B.	Rule 17d–1

Rule 17d–l under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[8]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[9]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

Rule 17d–1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d–1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-l under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d–l under the 1940 Act, the Commission is directed by Rule 17d–1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) … is to prevent … injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, Board-Established Criteria,10 investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).11

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of each Adviser’s advisory business. Each Adviser considers a large number of investment opportunities, many of which would not be appropriate for one or more of the Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, an Adviser will be able to limit the Potential Co-Investment Opportunities it considers for each Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board. In addition to the other protections offered by the Conditions to the Application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under Condition 9, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to, Follow-On Investments effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.)

If an Adviser or its principal owners (the “Principals”), or any person controlling, controlled by, or under common control with an Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this Condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed if desired by the Holders will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

[10]	“Board-Established Criteria” means criteria that the Board of the applicable Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which an Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s then-current Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation, and amortization of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the applicable Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Directors. The Non-Interested Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[11]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.

(a) Each Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified, for each Regulated Fund the Adviser manages, of all Potential Co-Investment Transactions that

(i)	an Adviser considers for any other Regulated Fund or Affiliated Fund and

(ii)	fall within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), such adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

A.	the interests of the shareholders of the Regulated Fund; and

B.	the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

B.	the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8,12 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

[12]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the maximum amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Fund participated, so that the Non-Interested Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Non-Interested Directors will consider at least annually (a) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions, and (b) the continued appropriateness of any Board-Established Criteria.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee13 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable state law affecting the Board’s composition, size, or manner of election.

15. Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and Conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent BDCs and registered closed–end investment companies from making investments that are in the best interests of their shareholders.

[13]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Regulated Fund Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on Available Capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested Order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board of each of the Existing Regulated Funds, including the Non-Interested Directors, also determined that it is in the best interests of the Existing Regulated Funds and their shareholders to obtain the Order at the earliest possible time and instructed the officers of the Existing Regulated Funds, the Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the respective Boards of the Existing Regulated Funds have determined (or will have prior to relying on the requested Order) that is proper and desirable for each of the Existing Regulated Funds to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.	Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (notice) (November 6, 2018) and 33316 (order) (December 4, 2018); Blackstone Real Estate Income Fund, et al. (File No. 812-14931) Investment Company Act Rel. Nos. 33271 (notice) (October 16, 2018) and 33294 (order) (November 13, 2018); Audax Credit BDC Inc., et al. (File No. 812-14862) Investment Company Act Rel. Nos. 33270 (notice) (October 12, 2018) and 33290 (order) (November 7, 2018); BC Partners Lending Corporation, et al. (File No. 812-14860) Investment Company Act Rel. Nos. 33256 (notice) (September 26, 2018) and 33279 (order) (October 23, 2018); THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (notice) (March 14, 2018) and 33070 (April 10, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Alcentra Capital Corporation, et al. (File No. 812-14760), Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018); Guggenheim Credit Income Fund, et al. (File No. 812-14821) Investment Company Act Rel. Nos. 32960 (January 3, 2018) (notice) and 32996 (January 30, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14852) Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2018) (order); New Mountain Finance Corporation, et al. (File No. 812-14799) Investment Company Act Rel. Nos. 32900 (November 20, 2017) (notice) and 32941 (December 18, 2017) (order); Horizon Technology Finance Corporation, et al. (File No. 812-14738) Investment Company Act Rel. Nos. 32888 (October 30, 2017) (notice) and 32923 (November 27, 2017) (order); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Jeffrey S. Kruske, Esq.

Tortoise Capital Advisors, L.L.C.

5100 W. 115th Place

Leawood, KS 66211

(913) 981-1020

Applicants further state that all written or oral communications concerning this Application should be directed to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Telephone: (202) 636-5543

Facsimile: (202) 636-5502

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A. The authorizations required by Rule 0-2(c) under the 1940 Act that were filed with the original Application are applicable to the undersigned and still remain in effect.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: May 22, 2020

Tortoise Energy Infrastructure Corporation

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Midstream Energy Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Pipeline & Energy Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Energy Independence Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Power and Energy Infrastructure Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Essential Assets Income Term Fund

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Capital Advisors, L.L.C.

By:	/s/ H. Kevin Birzer
	Name:	H. Kevin Birzer
	Title:	Director

Tortoise Direct Opportunities Fund, LP

By:	Tortoise Direct Opportunities GP LLC,
its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Tortoise Direct Opportunities Fund II, LP

By:	Tortoise Direct Opportunities GP LLC,
its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Tortoise Direct Municipal Opportunities Fund, LP

By:	Tortoise Municipal Credit GP, LLC,
its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Tortoise Direct Social Infrastructure Fund II, LP

By:	Tortoise DSIF II GP, LLC, its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Exhibit A

Verification

The undersigned states that he or she has duly executed the attached Application for an order under Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated May 22, 2020 for and on behalf of Tortoise Energy Infrastructure Corporation, Tortoise Midstream Energy Fund, Inc., Tortoise Pipeline & Energy Fund, Inc., Tortoise Energy Independence Fund, Inc., Tortoise Power and Energy Infrastructure Fund, Inc., Tortoise Essential Assets Income Term Fund, Inc., Tortoise Tax-Advantaged Social Infrastructure Fund, Inc., Tortoise Capital Advisors, L.L.C., Tortoise Direct Opportunities Fund, LP, Tortoise Direct Opportunities Fund II, LP, Tortoise Direct Municipal Opportunities Fund, LP and Tortoise Direct Social Infrastructure Fund II, LP, respectively; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

Tortoise Energy Infrastructure Corporation

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Midstream Energy Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Pipeline & Energy Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Energy Independence Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Power and Energy Infrastructure Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Essential Assets Income Term Fund

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.

By:	/s/ P. Bradley Adams
	Name:	P. Bradley Adams
	Title:	Chief Executive Officer,
Principal Financial Officer and Treasurer

Tortoise Capital Advisors, L.L.C.

By:	/s/ H. Kevin Birzer
	Name:	H. Kevin Birzer
	Title:	Director

Tortoise Direct Opportunities Fund, LP

By:	Tortoise Direct Opportunities GP LLC,
its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Tortoise Direct Opportunities Fund II, LP

By:	Tortoise Direct Opportunities GP LLC,
its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Tortoise Direct Municipal Opportunities Fund, LP

By:	Tortoise Municipal Credit GP, LLC,
its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Tortoise Direct Social Infrastructure Fund, LP

By:	Tortoise DSIF II GP, LLC, its General Partner

By:	/s/ Michelle Johnston
	Name:	Michelle Johnston
	Title:	Officer

Exhibit B

Resolutions of the Boards of Directors of

Tortoise Energy Infrastructure Corporation

Tortoise Midstream Energy Fund, Inc.

Tortoise Pipeline & Energy Fund, Inc.

Tortoise Energy Independence Fund, Inc.

Tortoise Power and Energy Infrastructure Fund, Inc.

Tortoise Essential Assets Income Term Fund

WHEREAS, the Board of Directors (the “Board”) of each of Tortoise Energy Infrastructure Corporation (“TYG”), Tortoise Midstream Energy Fund, Inc. (“NTG”), Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ”), Tortoise Pipeline & Energy Fund, Inc. (“TTP”), Tortoise Energy Independence Fund, Inc. (“NDP”) and Tortoise Essential Assets Income Term Fund (collectively with TYG, NTG, TPZ and TTP, the “Companies” or each, a “Company”) has determined that it is in the best interest of the Companies to submit for filing with the Securities and Exchange Commission an application for an order of exemption, including any amendments thereto, under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (“1940 Act”) and Rule 17d-1 thereunder from Sections 17(d) and 57(a)(4) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different Sections of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate, to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Companies, be, and each of them hereby is, authorized, empowered and directed to prepare, execute and cause to be filed with the Securities and Exchange Commission an application for an order of exemption, including any amendments thereto, under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder from Sections 17(d) and 57(a)(4) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different Sections of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate; and further

RESOLVED, that all actions heretofore taken by any of the officers, representatives or agents of the Companies, by or on behalf of the Companies in connection with the foregoing resolutions are hereby confirmed, ratified and unanimously approved in all respects; and further

RESOLVED, that the officers of the Companies be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolutions.

(Adopted on March 21, 2019)

Exhibit C

Resolutions of the Board of Directors of

Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.

RESOLVED, that the officers of Tortoise Tax-Advantaged Social Infrastructure Fund, Inc., be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption, including any amendments thereto, under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder from Sections 17(d) and 57(a)(4) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different Sections of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate.

(Adopted on March 27, 2018)